

June 10, 2010

Via U.S. Mail and Facsimile

Michael J. Cushman
President and Chief Executive Officer
North Valley Bancorp
300 Park Marina Circle
Redding, CA 96001

> **Re: North Valley Bancorp**
> **Registration Statement on Form S-3**
> **Filed May 21, 2010**
> **File No. 333-167002**

Dear Mr. Cushman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed May 21, 2010

General

1. Please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following in addition to any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders; and

- The number of shares in relation to the number of currently outstanding shares.

2. We note that you do not currently have a sufficient number of common shares authorized in order to convert the Series A Preferred Stock into common stock. We also note that at your 2010 annual meeting of shareholders, scheduled to be held on July 22, 2010, you are submitting to shareholders a proposal to amend your articles of incorporation to increase the number of authorized shares of common stock to 60 million. Please note that the effectiveness of the registration statement cannot be accelerated until there are sufficient authorized shares of common stock to convert the Series A Preferred Stock.

Recent Developments, page 4

3. Please confirm that your disclosure includes all material details of the written agreement with the Federal Reserve Bank of San Francisco and your responses thereto, or revise your discussion to disclose all such information.

Plan of Distribution, page 20

4. We note the disclosure in the fourth full paragraph on page 21 indicating that none of the selling shareholders is a broker-dealer. Please tell us whether any selling shareholder is an affiliate of a broker-dealer. If any of the selling securityholders are affiliates of broker-dealers, then include disclosure indicating whether those broker-dealer affiliates:

- purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you believe any broker-dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter. We may have further comment.

Exhibit 5.1

5. Please refile the legality opinion once there are sufficient authorized shares to convert the Series A Preferred Stock into common stock.

6. Counsel states that the opinion is based on the assumption that all applicable securities laws are complied with. It is inappropriate to assume legal conclusions that underlie counsel's opinion. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3436 with any questions.

Sincerely,

Gregory Dundas
Senior Attorney

cc: Leo J. Graham, Esq.
            North Valley Bancorp

       Joseph G. Mason, Esq.
       Glenn T. Dodd, Esq.
            Dodd Mason George LLP